Exhibit 99.1

Seanergy Maritime Holdings Corp. Acquires its 15th Capesize Vessel and Receives Bank Commitment Letter

March 30, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has entered into a definitive agreement with an unaffiliated third party to purchase a modern Capesize vessel (the “Vessel”). Upon delivery of this acquisition, as well as the previously announced vessel purchases, the size of the Company’s fleet will increase to 15 Capesize vessels with an aggregate cargo capacity of approximately 2.65 million dwt.

The Vessel was built in 2012 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 181,300 deadweight tons (“dwt”) and shall be renamed M/V Hellasship. The Vessel is expected to be delivered towards the end of April 2021, subject to the satisfaction of certain customary closing conditions. The ballast water system installation of the Vessel was completed by the current owner and, therefore, no additional costs are envisaged for the Vessel to comply with the relevant regulations. The gross purchase price of $28.6 million is expected to be funded with cash at hand or by a combination of cash at hand and proceeds from new loan facilities.

In addition, the Company received a commitment letter from a European Bank for a $15.5 million loan facility secured by two of its Capesize vessels, the M/V Goodship and the M/V Tradership. The loan will have a tenor of four years from the drawdown date and will bear interest at 4.0% plus LIBOR per annum. The loan remains subject to customary conditions precedent and execution of definitive documentation. Seanergy is also in advanced discussions with leading financial institutions for further financing transactions at competitive terms.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the agreement to acquire our 15th Capesize vessel, which will grow our fleet by 50% within the last 9 months. The planning of all our recent acquisitions has been well-timed in light of significantly improved market conditions, which attests to our position as a leading pure-play Capesize company.

Given the prompt delivery prospects, the Company is expected to benefit from the rapidly increasing freight rates. The average of the Baltic Capesize Index currently stands at about $19,000 per day, while the Capesize forward freight contracts (“FFA”) for the second quarter and second half of 2021 are trading at above $22,000 per day on average. Based on these FFA rates, the incremental net revenue from the four recently announced acquisitions may exceed $21 million for the remainder of the year, based on their planned delivery schedule.

Moreover, the new debt financing with the competitive underlying cost, will provide additional liquidity supporting our efforts to successfully execute on our strategic goal of sustainable growth and improved shareholder returns.

The improved prospects of the Capesize market are expected to continue for the coming years and based on our expanded fleet and advantageous employment arrangements, we strongly believe that Seanergy is very well-positioned to benefit from this trend.”

Company Fleet upon Vessels’ delivery:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	T/C Index Linked
Geniuship	Capesize	170,058	2010	Sungdong	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui Engineering	Voyage/Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	Voyage/Spot
Tradership	Capesize	176,925	2006	Japanese Shipyard	N/A
Flagship	Capesize	176,387	2013	Japanese Shipyard	N/A
Patriotship	Capesize	181,709	2010	Japanese Shipyard	N/A
Hellasship	Capesize	181,325	2012	Japanese Shipyard	N/A
Total / Average age	2,642,463	11.9

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the new vessels, the Company's operating fleet will consist of 15 Capesize vessels with an average age of 11.9 years and aggregate cargo carrying capacity of approximately 2,642,463 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com